

June 3, 2011

<u>Via U.S. Mail and Facsimile to 972-98607986</u>

Amos Shapira
President and Chief Executive Officer
Cellcom Israel Ltd.
10 Hagavish Street
Netanya 42140
Israel

> **Re:     Cellcom Israel Ltd.**
> **Form 20-F for the fiscal year ended December 30, 2010**
> **Filed March 15, 2011**
> **File No. 001-33271**

Dear Mr. Shapira:

We have reviewed your filings and have the following comment.  Please respond to this letter within ten business days by confirming you will comply with the following comment in future filings and telling us how you will do so or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.  After reviewing the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F for the fiscal year ended December 30, 2010</u>

<u>Risk Factors, page 10</u>

<u>We may not be able to obtain permits to construct and operate cell sites, page 12</u>

1.     Please confirm through a cross-reference to Note 12-Provisions that your estimated reasonably possible cost to address all of the cell site issues is encompassed in your provision for possible loss for dismantling and restoring sites.

Please file all correspondence over EDGAR.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Staff Accountant, at 202-551-3365 or Dean Suehiro, Accounting Examiner, at 202-551-3384 if you have questions regarding comments on the financial statements and related matters.  Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director